Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

05011169

SEC MAIL PROCESSING
RECEIVED
SEP 12 2005
WASH. D.C. 185 SECTION

Our Ref: LB/CS/24/3

Your Ref: 82-2782

9 September 2005

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 9 September 2005.

- Statement re Kelda Appointed Preferred Bidder For Major Northern Ireland Water Contract.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

9/14

Regulatory Announcement

Go to market news section

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Statement re Kelda Appointed Preferred Bidder
Released	09:11 09-Sep-05
Number	PRNUK-0909

Kelda Consortium Announced As Preferred Bidder For Major Northern Ireland Water Contract

Kelda Group plc is pleased to announce today that a consortium consisting of Kelda Water Services (KWS), Earth Tech and Farrans* has been appointed as the preferred bidder for a water services contract in Northern Ireland. Kelda Water Services will initially represent 45% of the consortium, rising to 50% on completion of the construction phase.

The 25 year project - the first water Private Finance Initiative (PFI) offered by the Northern Ireland Water Service - will involve the design, build and operation of four new water treatment works providing almost half of the province's drinking water supply to comply with new EU regulations.

There will now be a period of discussion to finalise the details and financing. Contract signing is planned for early 2006, leading to a scheduled service commencement date of 2008.

Ends

*Note to Editors:

The consortium is collectively known as `Dalriada Water'. Kelda Water Services is the non-regulated water service subsidiary of Kelda Group plc, and a sister company of Yorkshire Water. Prior to this announcement it had an annual turnover of £100 million.

For Further Details please contact:

Rob Salmon, Director of Corporate Affairs 01274 692639

Allison Bainbridge, Investor Relations 01274 692033

David Trenchard, Tulchan, 0207 353 4200

END

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